Morgan Stanley & Co. LLC

1585 Broadway

New York, New York 10036

Credit Suisse Securities (USA) LLC

11 Madison Avenue

New York, New York 10010

June 25, 2018

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Forty Seven, Inc.
Registration Statement on Form S-1
Registration File No. 333-225390

Dear Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters, hereby join in the request of Forty Seven, Inc. (the “Company”) for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 2:00 PM, Eastern Time, on June 27, 2018, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Cooley LLP, request by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 under the Act, we, as representatives of the several underwriters, wish to advise you that we have effected the following distribution of the Company’s preliminary prospectus dated June 18, 2018:

i.	Dates of distribution: June 18, 2018 through the date hereof

ii.	Number of prospective underwriters to which the preliminary prospectus was furnished: 5

iii.	Number of preliminary prospectuses furnished to investors: approximately 3550

iv.	Number of preliminary prospectuses distributed to others, including the Company, the Company’s counsel, independent accountants, and underwriters’ counsel: approximately 75

We, the undersigned, as representatives of the several underwriters, have complied and will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

Morgan Stanley & Co. LLC
Credit Suisse Securities (USA) LLC

Acting severally on behalf of themselves and the several Underwriters

By:	Morgan Stanley & Co. LLC

By:	/s/ Kalli Dircks
	Name:	Kalli Dircks
	Title:	Executive Director

By:	Credit Suisse Securities (USA) LLC

By:	/s/ Jordan Bliss
	Name:	Jordan Bliss
	Title:	Managing Director

[Signature Page to Underwriters’ Acceleration Request]